# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TriSalus Life Sciences, Inc., CIK 0001826667
CUSIP: 89680M101
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 6272 W. 91st Avenue, Westminter, Colorado (CO), 80031
Date of event which requires filing of this statement: 07/31/2025
Amends the filing with accession number 0001415889-25-011783
Filed by CIK 0001988262
Persons authorized to receive notices and communications: Paul Frankenius, Frankenius Equity AB, Box 984, Boras, Sweden (V7), 501 10, 46-705-27-13-50

## Reporting persons
- Frankenius Equity AB (CIK 0001988262): type of reporting person: other (OO); citizenship or place of organization: Sweden (V7); source of funds: other (OO); sole voting power 0; shared voting power 6,989,748; sole dispositive power 0; shared dispositive power 6,989,748; aggregate amount beneficially owned 6,989,748 (14% of the class)
- Paul Frankenius: type of reporting person: individual (IN); citizenship or place of organization: Sweden (V7); source of funds: affiliate funds (AF); sole voting power 6,989,748; shared voting power 0; sole dispositive power 6,989,748; shared dispositive power 0; aggregate amount beneficially owned 6,989,748 (14% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: TriSalus Life Sciences, Inc.
Address of issuer's principal executive offices: 6272 W. 91st Avenue, Westminter, Colorado (CO), 80031
Comment: This Amendment No. 3 (this "Amendment No. 3" or this Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on August 21, 2023 and amended on December 19, 2024 and April 30, 2025 (as amended, the "Statement") by the Reporting Person. Unless otherwise defined herein, capitalized terms used in this Amendment No. 3 shall have the meanings ascribed to them in the Original Schedule 13D. Unless amended or supplemented herein, the information in the Original Schedule 13D remains unchanged.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D/A is being filed on behalf of Frankenius Equity AB ("Frankenius Equity") and Paul Frankenius (collectively, the "Reporting Persons"). Frankenius Equity directly holds 6,6989,748 shares of common stock. Mr. Frankenius is the founder, a board member and the ultimate owner of Frankenius Equity. Mr. Frankenius has sole voting and sole dispositive power with respect to the securities held by Frankenius Equity and may be deemed to have beneficial ownership of the securities held by Frankenius Equity
Residence or business address: The business address of the Reporting Persons is Box 984, 501 10 Boras, Sweden.
Present principal occupation or employment: Frankenius Equity is a limited company organized in Sweden focusing on domestic and international ventures. Paul Frankenius is a board member and ultimate owner of Frankenius Equity.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Frankenius Equity was organized in Sweden and Paul Frankenius is a citizen of Sweden.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is hereby amended and supplemented as follows:

On June 23, 2025, the Issuer filed a Form S-4 announcing the Exchange Offer (the "Offer") of Common Stock in exchange for the shares of the Issuer's Preferred Stock, which equated to an exchange ratio of 3.3 shares of Common Stock for each share of Preferred Stock exchanged pursuant to the Offer. The Offer expired at one minute after 11:59 P.M. Eastern Daylight Time on July 23, 2025 and the conversions were completed on July 31, 2025. Frankenius Equity AB accepted the Exchange and was issued 759,000 shares of Common Stock in exchange for their 230,000 shares of Preferred Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D/A is incorporated by reference. The percentage set forth in each row 13 is based upon the sum of (i) 37,975,815 shares of the Common Stock issued and outstanding as June 13, 2025 as reported in the Issuer's Form S-4/A filed with the SEC on July 11, 2025; and (ii) 11,813,059 shares of Common Stock issued upon the conversion of the Series A Preferred Stock through the Exchange Offer completed on July 31, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D/A and Item 2 above is incorporated by reference.
Transactions in the class effected during the past sixty days: Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer's Common Stock during the last 60 days.
Other persons with the right to receive dividends or sale proceeds: No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to this Schedule 13D/A.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Signatures
- Frankenius Equity AB: /s/ Paul Frankenius, Paul Frankenius (08/04/2025)
- Paul Frankenius: /s/ Paul Frankenius, Paul Frankenius (08/04/2025)